FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of February 2005.

Total number of pages: 43

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. (U.S. GAAP) RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2004 (Unaudited)
(FROM APRIL 1, 2004 TO DECEMBER 31, 2004) CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2005
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations
& Public Relations & Advertising

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director, Nidec Corporation
Investor Relations & Public Relations & Advertising
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

(U.S. GAAP) RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2004 (Unaudited)

(FROM APRIL 1, 2004 TO DECEMBER 31, 2004)

CONSOLIDATED

Released on February 28, 2005

NIDEC CORPORATION

338 Kuzetonoshiro-cho,

Minami-ku, Kyoto 601-8205 Japan

CONSOLIDATED FINANCIAL RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2004 (U.S. GAAP, unaudited)

  CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions		U.S. dollars in thousands
	(except per share amounts) For the three months ended December 31,

	2003	2004	2004
Net sales	¥ 64,281	¥ 128,224	$ 1,230,439
Operating income	6,646	14,481	138,960
Income before provision for income taxes	5,658	12,182	116,899
Net income	3,042	8,096	77,689

Per share data
Net income
－Basic	¥ 47.29	¥ 114.60	$ 1.10
－Diluted	¥ 44.80	¥ 109.15	$ 1.05

	For the nine monthsended December 31,
	2003	2004	2004
Net sales	¥ 183,321	¥ 364,629	$ 3,498,983
Operating income	17,972	38,577	370,185
Income before provision for income taxes	15,227	39,614	380,136
Net income	11,444	24,145	231,696

Per share data
Net income
－Basic	¥ 179.22	¥ 348.33	$ 3.34
－Diluted	¥ 172.42	¥ 331.50	$ 3.18

CONSOLIDATED BALANCE SHEETS

	2004
	March 31	December 31	December 31
Current assets	¥ 246,415	¥ 264,577	$ 2,538,883
Investments	22,151	19,919	191,143
Property, plant, equipment and others	175,320	197,468	1,894,904
Total assets	443,886	481,964	4,624,930

Current liabilities	206,794	158,861	1,524,431
Long-term liabilities	77,915	81,258	779,752
Total liabilities	284,709	240,119	2,304,183
Minority interest in consolidated subsidiaries	49,131	50,220	481,912
Shareholders’ equity	110,046	191,625	1,838,835
Total liabilities and shareholders’ equity	¥ 443,886	¥ 481,964	$ 4,624,930

   CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31,
	2003	2004	2004
Net cash provided by operating activities	¥ 21,408	¥ 26,601	$255,264
Net cash used in investing activities	(31,534)	(33,175)	(318,348)
Net cash provided by (used in) financing activities	11,754	(4,766)	(45,734)
Effect of exchange rate changes on cash and cash equivalents	(2,024)	(1,392)	(13,358)

Net decrease in cash and cash equivalents	(396)	(12,732)	(122,176)
Cash and cash equivalents at beginning of period	33,039	73,392	704,270

Cash and cash equivalents at end of the third quarter	¥ 32,643	¥ 60,660	$ 582,094

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use the new fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new products introduction and rapid technological development, (ii) general economic conditions in the computer, information technology and related product markets, particularly in the level of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (iv) our ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

As used in this document, references to “we,” ”our” and “us” are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, and “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — Nine Months Ended December 31, 2004 Compared to Nine Months Ended December 31, 2003 (with Focus on Three months Ended December 31, 2004 Compared to Three Months Ended December 31, 2003)

Net Sales

Our net sales increased ¥63,943 million, or 99.5%, from ¥64,281 million for the three months ended December 31, 2003 to ¥128,224 million for the three months ended December 31, 2004. This increase was mainly due to the addition of newly consolidated subsidiaries. Net sales of Nidec Copal Corporation, Nidec Copal Electronics Corporation, Sankyo Seiki Mfg. Co., Ltd. and certain other affiliated companies, which were newly consolidated in January and February 2004 as a result of an increase in our ownership interest, were included in our net sales for the three months ended December 31, 2004. Net sales of these newly consolidated subsidiaries for the three months ended December 31, 2004 were ¥54,600 million in total. Therefore, excluding the contribution from these newly consolidated subsidiaries, net sales increased ¥9,343 million, or 14.5%, from ¥64,281 million for the three months ended December 31, 2003 to ¥73,624 million for the three months ended December 31, 2004. This was due primarily to an increase in sales of hard disk drives spindle motors, machinery and brushless DC fans.

Our net sales increased ¥181,308 million, or 98.9%, from ¥183,321 million for the nine months ended December 31, 2003 to ¥364,629 million for the nine months ended December 31, 2004.

Net sales of our hard disk drives spindle motors increased ¥5,044 million, or 17.7%, from ¥28,476 million for the three months ended December 31, 2003 to ¥33,520 million for the three months ended December 31, 2004, while their unit shipments increased by over 24%. This was due primarily to a drop in the unit price through intense sales competition. Average sales price decreased by 5.3% in yen-based sales, but in dollar-based sales due to the appreciation of the yen, it only decreased by 2.6%. The cause of smaller price fluctuations was the change in product mix due to a rapid increase in sales of micro-size motors smaller than 1.8-inch. Net sales of hard disk drives spindle motors accounted for 44.3% of total net sales for the three months ended December 31, 2003 and 26.1% of total net sales for the three months ended December 31, 2004. This decrease in the significance of hard disk drives spindle motors sales was due to an addition of the “Electronic and Optical components” product category described later.

Net sales of our hard disk drives spindle motors increased ¥7,814million, or 9.9%, from ¥78,736 million for the nine months ended December 31, 2003 to ¥86,550 million for the nine months ended December 31, 2004. Net sales of hard disk drives spindle motors accounted for 42.9% of total net sales for the nine months ended December 31, 2003 and 23.7% of total net sales for the nine months ended December 31, 2004.

Net sales of other small precision brushless DC motors increased ¥6,795 million, or 77.8%, from ¥8,739 million for the three months ended December 31, 2003 to ¥15,534 million for the three months ended December 31, 2004. This was due to the addition of sales of Sankyo Seiki Mfg. Co., Ltd. as a result of the consolidation of this entity commencing in February 2004. Excluding the impact of Sankyo Seiki Mfg. Co., Ltd., net sales increased 2.8% and sales volume increased by 16%. This was due primarily to a drop in the unit price through intense sales competition. Net sales of other small precision brushless DC motors accounted for 13.5% of total net sales for the three months ended December 31, 2003 and 12.1% of total net sales for the three months ended December 31, 2004.

Net sales of other small precision brushless DC motors increased ¥20,802 million, or 88.6%, from ¥23,489 million for the nine months ended December 31, 2003 to ¥44,291 million for the nine months ended December 31, 2004. Net sales from other small precision brushless DC motors accounted for 12.8% of total net sales for the nine months ended December 31, 2003 and 12.1% for the nine months ended December 31, 2004.

Net sales of brushless DC fans increased ¥2,604 million, or 42.6%, from ¥6,113 million for the three months ended December 31, 2003 to ¥8,717 million for the three months ended December 31, 2004. Excluding the contribution from newly consolidated subsidiaries, net sales of our brushless DC fans increased ¥2,460 million or 40.2% from ¥6,113 million for the three months ended December 31, 2003 to ¥8,573 million for the three months ended December 31, 2004, and sales volume increased by about 20%. This was due to proportionally more high-end products with higher sales prices in the product sales mix. Net sales of brushless DC fans accounted for 9.5% of total net sales for the three months ended December 31, 2003 and 6.8% of total net sales for the three months ended December 31, 2004.

Net sales of brushless DC fans increased ¥6,156 million, or 30.8%, from ¥19,962 million for the nine months ended December 31, 2003 to ¥26,118 million for the nine months ended December 31, 2004. Net sales of brushless DC fans accounted for 10.9% of total net sales for the nine months ended December 31, 2003 and 7.2% for the nine months ended December 31, 2004.

Net sales of mid-size motors increased ¥991 million, or 13.1%, from ¥7,547 million for the three months ended December 31, 2003 to ¥8,538 million for the three months ended December 31, 2004. This increase was primarily due to an increase in sales of motors for home appliances and industrial equipment. Net sales of automobile-directed motors slightly increased. Net sales of mid-size motors accounted for 11.7% of total net sales for the three months ended December 31, 2003 and 6.7% of total net sales for the three months ended December 31, 2004.

Net sales of mid-size motors increased ¥3,024 million, or 12.5%, from ¥24,211 million for the nine months ended December 31, 2003 to ¥27,235 million for the nine months ended December 31, 2004. Net sales of mid-size motors accounted for 13.2% of total net sales for the nine months ended December 31, 2003 and 7.5% for the nine months ended December 31, 2004.

Net sales of machinery increased ¥13,970 million, or 204.7%, from ¥6,825 million for the three months ended December 31, 2003 to ¥20,795 million for the three months ended December 31, 2004. ¥12,200 million of total increase was from the addition of Nidec Copal Corporation and Sankyo Seiki Mfg. Co., Ltd. as a result of their consolidation. The remaining increase of ¥1,770 million was from the net sales of previously consolidated companies, which increased by 25.9% compared to the three months ended December 31, 2003. This increase was primarily due to increases in unit shipments of precision presses manufactured by Nidec-Kyori Corporation, gear reducers manufactured by Nidec-Shimpo Corporation and semiconductor equipments, and precision measuring equipments manufactured by Nidec Tosok Corporation. Net sales of machinery accounted for 10.6% of our total net sales for the three months ended December 31, 2003 and 16.2% of total net sales for the three months ended December 31, 2004.

Net sales of machinery increased ¥38,915 million, or 203.1%, from ¥19,156 million for the nine months ended December 31, 2003 to ¥58,071 million for the nine months ended December 31, 2004. Net sales of machinery accounted for 10.4% of total net sales for the nine months ended December 31, 2003 and 15.9% for the nine months ended December 31, 2004.

The “Electronic and Optical components” is a new product category established as a result of expansion in the scope of consolidation. This product category includes optical pickup units, shutters for digital cameras and trimmer potentiometers produced by Sankyo Seiki Mfg. Co., Ltd., Nidec Copal Corporation, Nidec Copal Electronics Corporation and Nidec Nemicon Corporation. (Note: Products of Nidec Nemicon Corporation had been included in the “Others” product category in the previous fiscal year ended March 31, 2004). Net sales from this business for the three months ended December 31, 2004 totaled ¥34,026 million and accounted for 26.5% of our total net sales for the three months ended December 31, 2004.

Net sales from this product category for the nine months ended December 31, 2004 totaled ¥98,990 million and accounted for 27.1% of our total net sales for the nine months ended December 31, 2004.

Net sales of others, which include automobile components, pivot assemblies, other components and services, increased ¥722 million, or 15.1%, from ¥4,791 million for the three months ended December 31, 2003 to ¥5,513 million for the three months ended December 31, 2004. This increase includes ¥769 million due primarily to the addition of net sales from a newly consolidated company, Sankyo Seiki Mfg. Co., Ltd. Excluding the contribution from this newly consolidated subsidiary, net sales of others decreased ¥47 million, or 1.0%, to ¥4,744 million for the three months ended December 31, 2004. Net sales of others accounted for 7.5% of total net sales for the three months ended December 31, 2003 and 4.3% of total net sales for the three months ended December 31, 2004.

Net sales of others increased ¥3,655 million, or 28.7%, from ¥12,755 million for the nine months ended December 31, 2003 to ¥16,410 million for the nine months ended December 31, 2004. Net sales of other products accounted for 7.0% of total net sales for the nine months ended December31, 2003 and 4.5% for the nine months ended December 31, 2004.

Cost of Products Sold

Our cost of products sold increased ¥47,622 million, or 93.7%, from ¥50,812 million for the three months ended December 31, 2003 to ¥98,434 million for the three months ended December 31, 2004. Much of the increase in absolute terms was attributable to our newly consolidated subsidiaries, Sankyo Seiki Mfg. Co., Ltd., Nidec Copal Corporation, Nidec Copal Electronics Corporation and others, in which we increased our ownership interest and which became consolidated subsidiaries in January and February 2004. As a percentage of net sales, cost of sales decreased from 79.0% for the three months ended December 31, 2003 to 76.8% for the three months ended December 31, 2004. This was due primarily to the efficiencies of scale realized by mass production of small precision motors. Excluding the effect of these newly consolidated subsidiaries, cost of products sold increased ¥5,700 million, or 11.2%, from ¥50,812 million for the three months ended December 31, 2003 to ¥56,512 million for the three months ended December 31, 2004 due primarily to the increased in sales.

Our cost of products sold increased ¥135,733 million, or 94.2 % from ¥144,094 million for the nine months ended December 31, 2003 to ¥279,827 million for the nine months ended December 31, 2004.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥4,112 million, or 87.5%, from ¥4,700 million for the three months ended December 31, 2003 to ¥8,812 million for the three months ended December 31, 2004. This increase was mainly due to the additional expenses of our newly consolidated subsidiaries as described above. As a percentage of net sales, selling, general and administrative expenses decreased from 7.3% for the three months ended December 31, 2003 to 6.9% for the three months ended December 31, 2004. Excluding the additional expenses from these newly consolidated subsidiaries, selling, general and administrative expenses increased ¥350 million, or 7.4%, to ¥5,050 million. This increase was due primarily to an increase in administrative expenses of ¥336 million.

Our selling, general and administrative expenses increased ¥11,915 million, or 76.8%, from ¥15,505 million for the nine months ended December 31, 2003 to ¥27,420 million for the nine months ended December 31, 2004.

Research and Development Expenses

Our research and development expenses increased ¥4,374 million, or 206.0%, from ¥2,123 million for the three months ended December 31, 2003 to ¥6,497 million for the three months ended December 31, 2004. This increase was mainly due to the additional expenses of our newly consolidated subsidiaries. As a percentage of net sales, research and development expenses increased from 3.3% for the three months ended December 31, 2003 to 5.1% for the three months ended December 31, 2004. Excluding the additional expenses of these newly consolidated subsidiaries, research and development expenses increased ¥2,047 million, or 96.4%, from ¥2,123 million for the three months ended December 31, 2003 to ¥4,170 million for the three months ended December 31, 2004. This increase was primarily due to an increase in expenses for our research and development with respect to sub-1.8 inch hard disk drives spindle motors, mainly used for portable music players and mid-size motors mainly used for automobile steering systems. An increase in expenses related to research and development resources, including labor costs for technical personnel, was another contributing factor. As a percentage of net sales, research and development expenses increased from 3.3% for the three months ended December 31, 2003 to 5.1% for the three months ended December 31, 2004.

Our research and development expenses increased ¥13,055 million, or 227.0%, from ¥5,750 million for the nine months ended December 31, 2003 to ¥18,805 million for the nine months ended December 31, 2004.

Operating Income

As a result of the foregoing factors, our operating income increased ¥7,835 million, or 117.9%, from ¥6,646 million for the three months ended December 31, 2003 to ¥14,481 million for the three months ended December 31, 2004. As a percentage of net sales, operating income increased from 10.3% for the three months ended December 31, 2003 to 11.3% for the three months ended December 31, 2004.

Our operating income increased ¥20,605 million, or 114.7%, from ¥17,972 million for the nine months ended December 31, 2003 to ¥38,577 million for the nine months ended December 31, 2004.

Other Income (Expenses)

Other expenses increased ¥1,311 million, or 132.7%, from ¥988 million for the three months ended December 31, 2003 to ¥2,299 million for the three months ended December 31, 2004.

We had other income in the amount of ¥1,037 million for the nine months ended December 31, 2004, while we incurred other expenses in the amount of ¥2,745million for the nine months ended December 31, 2003.

Interest and dividend income increased ¥222 million, or 426.9%, from ¥52 million for the three months ended December 31, 2003 to ¥274 million for the three months ended December 31, 2004. This was mainly due to the addition of our newly consolidated subsidiaries. Excluding the effect of the addition of these newly consolidated subsidiaries, interest and dividend income increased ¥75 million, or 144.2%, from ¥52 million for the three months ended December 31, 2003 to ¥127 million for the three months ended December 31, 2004. This was primarily due to the increased average balance of our foreign currency deposits.

Interest and dividend income increased ¥442 million, or 251.1%, from ¥176 million for the nine months ended December 31, 2003 to ¥618 million for the nine months ended December 31, 2004.

Interest expenses increased ¥58 million, or 33.5%, from ¥173 million for the three months ended December 31, 2003 to ¥231 million for the three months ended December 31, 2004. This was due primarily to the expenses of our newly consolidated subsidiaries by which resulted in a ¥44 million increase in interest expenses.

Interest expense increased ¥158 million, or 27.0%, from ¥586 million for the nine months ended December 31, 2003 to ¥744 million for the nine months ended December 31, 2004.

We had no gains from sales of marketable securities for the three months ended December 31, 2003, while we had gains of ¥707 million from sales of marketable securities for the three months ended December 31, 2004.

We had gains of ¥5 million from sales of marketable securities for the nine months ended December 31, 2003, while we had gains of ¥1,462 million from sales of marketable securities for the nine months ended December 31, 2004.

Foreign exchange losses increased ¥2,488 million, or 219.2%, from ¥1,135 million for the three months ended December 31, 2003 to ¥3,623 million for the three months ended December 31, 2004. This increase was mainly due to the addition of our newly consolidated subsidiaries. Excluding the effect of these newly consolidated subsidiaries, foreign exchange losses increased ¥653 million, or 57.5%, from ¥1,135 million for the three months ended December 31, 2003 to ¥1,788 million for the three months ended December 31, 2004. This was principally due to an increase in the balance of our foreign currency denominated assets compared to December 31, 2003 and a further appreciation in the value of the yen against relevant foreign currencies during the three months ended December 31, 2004. The exchange rate was ¥111.25 per U.S. dollar as of September 30, 2003 and ¥107.13 per U.S. dollar as of December 31, 2003 increasing to ¥111.05 per U.S. dollar as of September 30, 2004 and ¥104.21 per U.S. dollar as of December 31, 2004.

For the nine months ended December 31, 2004, we recorded a net foreign exchange loss of ¥411 million as compared to ¥2,812 million for the nine months ended December 31, 2003.

Income before Provision for Income Taxes

As a result of the foregoing, our income before provision for income taxes increased ¥6,524 million, or 115.3%, from ¥5,658 million for the three months ended December 31, 2003 to ¥12,182 million for the three months ended December 31, 2004.

Our income before provision for income taxes increased ¥24,387 million, or160.2%, from ¥15,227 million for the nine months ended December 31, 2003 to ¥39,614 million for the nine months ended December 31, 2004.

Provision for Income Taxes

Our provision for income taxes increased ¥723 million, or 40.3%, from ¥1,792 million for the three months ended December 31, 2003 to ¥2,515 million for the three months ended December 31, 2004.

Our provision for income taxes increased ¥4,719 million, or 129.7%, from ¥3,639 million for the nine months ended December 31, 2003 to ¥8,358 million for the nine months ended December 31, 2004. Our provision for income taxes did not increase in proportion to the income before provision for income taxes because the estimated effective income tax rate for the nine-month period ended December 31, 2004 was lower than the estimated effective income tax rate for the nine-month period ended December 31, 2003. This was mainly because the valuation allowance corresponding to the estimated taxable income for the year ending March 31, 2005 decreased primarily due to a decrease in the loss carryforwards for tax purposes as a result of the recovery in profitability of Sankyo Seiki Mfg. Co., Ltd. The impact on the rates of tax benefit in foreign subsidiaries decreased due to a drop in the ratio of income from overseas subsidiaries with lower tax rates to total income as a result of the addition of Sankyo Seiki Mfg. Co., Ltd., Nidec Copal Corporation and Nidec Copal Electronics Corporation as consolidated subsidiaries which operate primarily in Japan.

Minority Interest in Income of Consolidated Subsidiaries

Minority interest in income of our consolidated subsidiaries increased ¥1,096 million, or 268.6%, from ¥408 million for the three months ended December 31, 2003 to ¥1,504 million for the three months ended December 31, 2004. This was due primarily to the addition of newly consolidated subsidiaries, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Sankyo Seiki Mfg. Co., Ltd. and certain other affiliated companies in January and February 2004.

For the nine months ended December 31, 2004, minority interest in income of our consolidated subsidiaries was ¥7,032 million as compared to ¥981 million for the nine months ended December 31, 2003.

Equity in Net (Income) Losses of Affiliated Companies

Equity in net losses of our affiliated companies decreased ¥349 million, or 83.9%, from ¥416 million for the three months ended December 31, 2003 to ¥67 million for the three months ended December 31, 2004. This was mainly due to a decrease in the number of affiliates accounted for by the equity method as we acquired additional ownership interests in Nidec Copal Electronics Corporation, Nidec Copal Corporation, Sankyo Seiki Mfg.Co., Ltd. and certain other affiliated companies, which resulted in their consolidation in January and February 2004, respectively.

We had equity in net losses of affiliated companies in the amount of ¥79 million for the nine months ended December 31,2004 and equity in net income in our affiliated companies in the amount of ¥837 million for the nine months ended December 31,2003.

Net Income

As a result of the foregoing, our net income increased ¥5,054 million, or 166.1%, from ¥3,042 million for the three months ended December 31, 2003 to ¥8,096 million for the three months ended December 31, 2004.

Our net income increased ¥12,701 million, or ¥111.0%, from ¥11,444 million for the nine months ended December 31, 2003 to ¥24,145 million for the nine months ended December 31, 2004.

Segment Information

Based on the applicable criteria set forth in the Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”), we have fourteen reportable operating segments on which we report in our consolidated financial statements. These reportable operating segments are legal entities. One of them is Nidec Corporation, while the others are Nidec’s thirteen consolidated subsidiaries: Nidec Electronics (Thailand) Co., Ltd., Nidec (Dalian) Limited, Nidec Taiwan Corporation, Nidec Singapore Pte. Ltd., Nidec Philippines Corporation, Sankyo Seiki Mfg. Co., Ltd., Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation, Nidec-Shimpo Corporation, Nidec Power Motor Corporation and Nissin Kohki Co., Ltd.

Nidec Taiwan Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation and Sankyo Seiki Mfg. Co., Ltd. were identified as reportable segments in the 4th quarter of fiscal 2003. Nidec America Corporation has been excluded as an operating segment based on its reduced significance in the current period. Segment information for the three months ended December 31, 2003 has been restated to conform to the current presentation.

We evaluate our financial performance based on segmental profit or loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. Nidec Corporation, Nidec Power Motor Corporation, Nidec Shibaura Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec-Shimpo Corporation, Sankyo Seiki Mfg. Co., Ltd. and Nissin Kohki Co., Ltd. apply Japanese GAAP, Nidec Singapore Pte. Ltd. applies Singaporean accounting principles, Nidec Electronics (Thailand) Co., Ltd. applies Thai accounting principles, Nidec Philippines Corporation applies Philippine accounting principles, Nidec (Dalian) Limited applies Chinese accounting principles and Nidec Taiwan Corporation applies Taiwanese accounting principles. Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the operating segments, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

The first of the following two tables shows revenues from external customers and other operating segments by reportable operating segment for the three months ended December 31, 2003 and 2004. The second table shows operating profit or loss by reportable operating segment for the three months ended December 31, 2003 and 2004:

	Three months ended December 31,
	2003	2004	2004
	(Yen in millions and U.S. dollars in thousands)
Nidec
External revenues	¥ 15,603	¥ 13,791	$ 132,339
Intersegment revenues	15,072	20,572	197,409

Sub total	30,675	34,363	329,748
Nidec Electronics (Thailand)
External revenues	9,237	10,875	104,357
Intersegment revenues	4,755	5,550	53,258

Sub total	13,992	16,425	157,615
Nidec (Dalian)
External revenues	39	230	2,207
Intersegment revenues	8,579	10,163	97,524

Sub total	8,618	10,393	99,731
Nidec Taiwan
External revenues	3,557	3,189	30,602
Intersegment revenues	304	183	1,756

Sub total	3,861	3,372	32,358
Nidec Singapore
External revenues	9,187	12,974	124,499
Intersegment revenues	719	85	816

Sub total	9,906	13,059	125,315
Nidec Philippines
External revenues	361	248	2,380
Intersegment revenues	6,332	5,753	55,206

Sub total	6,693	6,001	57,586
Sankyo Seiki
External revenues	-	19,084	183,130
Intersegment revenues	-	4,715	45,245

Sub total	-	23,799	228,375
Nidec Copal
External revenues	-	13,783	132,262
Intersegment revenues	-	2,353	22,579

Sub total	-	16,136	154,841
Nidec Tosok
External revenues	4,781	5,790	55,561
Intersegment revenues	182	153	1,468

Sub total	4,963	5,943	57,029
Nidec Copal Electronics
External revenues	-	5,604	53,776
Intersegment revenues	-	545	5,230

Sub total	-	6,149	59,006
Nidec Shibaura
External revenues	3,392	3,165	30,371
Intersegment revenues	891	1,910	18,328

Sub total	¥ 4,283	¥ 5,075	$ 48,699

	Three months ended December 31,
	2003	2004	2004
	(Yen in millions and U.S. dollars in thousands)
Nidec-Shimpo
External revenues	¥ 1,976	¥ 2,598	$ 24,930
Intersegment revenues	478	508	4,875

Sub total	2,454	3,106	29,805
Nidec Power Motor
External revenues	2,155	2,527	24,249
Intersegment revenues	27	90	864

Sub total	2,182	2,617	25,113
Nissin Kohki
External revenues	-	3,186	30,573
Intersegment revenues	-	286	2,744

Sub total	-	3,472	33,317
All Others
External revenues	13,819	31,394	301,256
Intersegment revenues	14,311	41,657	399,741

Sub total	28,130	73,051	700,997
Total
External revenues	64,107	128,438	1,232,492
Intersegment revenues	51,650	94,523	907,043

Adjustments(*)	174	(214)	(2,053)
Intersegment elimination	(51,650)	(94,523)	(907,043)

Consolidated total (net sales)	¥ 64,281	¥ 128,224	$ 1,230,439

(*) See Note 10 to the unaudited interim consolidated financial statements.

	Three monthnine ended December 31,

	2003	2004	2004

	(Yen in millions and U.S. dollars in thousands)
Segment profit or loss:
Nidec	¥ 502	¥ 1,411	$ 13,540
Nidec Electronics (Thailand)	2,139	2,416	23,184
Nidec (Dalian)	776	803	7,706
Nidec Taiwan	93	17	163
Nidec Singapore	651	461	4,424
Nidec Philippines	514	34	326
Sankyo Seiki	-	2,145	20,583
Nidec Copal	-	701	6,727
Nidec Tosok	329	305	2,927
Nidec Copal Electronics	-	1,111	10,661
Nidec Shibaura	44	178	1,708
Nidec-Shimpo	195	355	3,407
Nidec Power Motor	149	82	787
Nissin Kohki	-	214	2,054
All Others	1,670	3,716	35,658

Total	7,062	13,949	133,855

Adjustments (*)	(416)	532	5,105

Consolidated total	¥ 6,646	¥ 14,481	$ 138,960

(*) See Note 10 to the unaudited interim consolidated financial statements.

Net sales of Nidec Corporation increased ¥3,688 million, or 12.0%, from ¥30,675 million for the three months ended December 31, 2003 to ¥34,363 million for the three months ended December 31, 2004. External revenues of Nidec decreased ¥1,812 million, or 11.6%, from ¥15,603 million for the three months ended December 31, 2003 to ¥13,791 million for the three months ended December 31, 2004. This decrease resulted primarily from a decrease in sales of hard disk drives spindle motors due to a change in sales methods for some overseas customers. Sales to some overseas customers that were previously made through Nidec are now made through direct transactions between our overseas subsidiaries and customers. However intersegment revenues of Nidec increased ¥5,500 million, or 36.5%, from ¥15,072 million for the three months ended December 31, 2003 to ¥20,572 million for the three months ended December 31, 2004. This increase resulted primarily from an increase in sales of hard disk drives spindle motors to a large customer through Nidec Singapore Pte. Ltd. Operating profit of Nidec increased ¥909 million, or 181.1%, from ¥502 million for the three months ended December 31, 2003 to ¥1,411 million for the three months ended December 31, 2004. This increase was due primarily to an increase in commission fees from subsidiary companies.

Net sales of Nidec Electronics (Thailand) Co., Ltd. increased ¥2,433 million, or 17.4%, from ¥13,992 million for the three months ended December 31, 2003 to ¥16,425 million for the three months ended December 31, 2004 due primarily to an increase in sales of hard disk drives spindle motors to large customers. Operating profit increased ¥277 million, or 12.9%, from ¥2,139 million for the three months ended December 31, 2003 to ¥2,416 million for the three months ended December 31, 2004. The increase in operating profit resulted primarily from an increase in sales and a decrease in depreciation calculated on the basis of the declining balance method.

Net sales of Nidec (Dalian) Limited increased ¥1,775 million, or 20.6%, from ¥8,618 million for the three months ended December 31, 2003 to ¥10,393 million for the three months ended December 31, 2004. This increase was due primarily to an increase in customer demand for brushless DC fans for notebook-type PCs. Operating profit increased ¥27 million, or 3.5%, from ¥776 million for the three months ended December 31, 2003 to ¥803 million for the three months ended December 31, 2004. However the ratio of operating profit to revenues declined due to a delay in cost reductions.

Net sales of Nidec Taiwan Corporation decreased ¥489 million, or 12.7%, from ¥3,861 million for the three months ended December 31, 2003 to ¥3,372 million for the three months ended December 31, 2004 due primarily to a decrease in customer demand for brushless DC fans and DC motors. Operating profit decreased ¥76 million, or 81.7%, from ¥93 million for the three months ended December 31, 2003 to ¥17 million for the three months ended December 31, 2004 due primarily to the decrease in sales and a drop in the gross profit margin.

Net sales of Nidec Singapore Pte. Ltd. increased ¥3,153 million, or 31.8%, from ¥9,906 million for the three months ended December 31, 2003 to ¥13,059 million for the three months ended December 31, 2004 due primarily to an increase in sales of hard disk drives spindle motors to large customers. However the operating profit of Nidec Singapore Pte. Ltd. decreased ¥190 million, or 29.2%, from ¥651 million for the three months ended December 31, 2003 to ¥461 million for the three months ended December 31, 2004 due primarily to decreased sales of higher margin products. This was because sales in the profitable manufacturing division decreased 1.8% although sales in the trading division of low-margins increased 58.3%.

Net sales of Nidec Philippines Corporation decreased ¥692 million, or 10.3%, from ¥6,693 million for the three months ended December 31, 2003 to ¥6,001 million for the three months ended December 31, 2004. This decrease in sales was due primarily to a decrease in sales of conventional ball bearing motors to a few large customers. Also, a main customer in Thailand purchased fluid dynamic bearing motors from Nidec Electronics (Thailand) Co., Ltd. instead of Nidec Philippines Corporation. Operating profit of Nidec Philippines Corporation decreased ¥480 million, or 93.4%, from ¥514 million for the three months ended December 31, 2003 to ¥34 million for the three months ended December 31, 2004. This decrease was due primarily to the decrease in sales and an increase in depreciation of tangible fixed assets related to the expansion of our fluid dynamic bearing motors production capacity. The adverse impact from decentralization of production in the Philippines to two factories as a result of absorbing the FDB department of Sankyo Seiki Mfg. Co., Ltd. and an increase in fixed costs not fully absorbed also contributed to a profit decrease for the three months ended December 31, 2004.

Net sales and operating profit of Sankyo Seiki Mfg. Co., Ltd. were ¥23,799 million and ¥2,145 million, respectively, for the three months ended December 31, 2004. Sankyo Seiki Mfg. Co., Ltd. has been consolidated since February 2004.

Net sales and operating profit of Nidec Copal Corporation were ¥16,136 million and ¥701 million, respectively, for the three months ended December 31, 2004. Nidec Copal Corporation has been consolidated since February 2004.

Net sales of Nidec Tosok Corporation increased ¥980 million, or 19.7%, from ¥4,963 million for the three months ended December 31, 2003 to ¥5,943 million for the three months ended December 31, 2004 due primarily to an increase in sales of automobile parts and semiconductor fabrication equipment. However operating profit decreased ¥24 million, or 7.3%, from ¥329 million for the three months ended December 31, 2003 to ¥305 million for the three months ended December 31, 2004. This decrease was due primarily to an increase in research and development expenses related to automobile parts and in depreciation of tangible fixed assets related to the head office.

Net sales and operating profit of Nidec Copal Electronics Corporation were ¥6,149 million and ¥1,111 million, respectively, for the three months ended December 31, 2004. Nidec Copal Electronics Corporation has been consolidated since January 2004.

Net sales of Nidec Shibaura Corporation increased ¥792 million, or 18.5%, from ¥4,283 million for the three months ended December 31, 2003 to ¥5,075 million for the three months ended December 31, 2004 due primarily to an increase in sales of machines from the trading division and mid-size motors. Operating profit increased ¥134 million, or 304.5%, from ¥44 million for the three months ended December 31, 2003 to ¥178 million for the three months ended December 31, 2004. The major reason for this increase in operating profit came from the increase in sales of machines from the trading division.

Net sales of Nidec-Shimpo Corporation increased ¥652 million, or 26.6%, from ¥2,454 million for the three months ended December 31, 2003 to ¥3,106 million for the three months ended December 31, 2004 due primarily to an increase in sales of power transmission equipment and factory automation equipment. Operating profit of Nidec-Shimpo Corporation increased ¥160 million, or 82.1%, from ¥195 million for the three months ended December 31, 2003 to ¥355 million for the three months ended December 31, 2004. The increase in operating profit resulted primarily from an increase in sales and a cost reduction due to a successful shift of production to China.

Net sales of Nidec Power Motor Corporation increased ¥435 million, or 19.9%, from ¥2,182 million for the three months ended December 31, 2003 to ¥2,617 million for the three months ended December 31, 2004. This was due primarily to increased demand for AC motors across industries. Operating profit of Nidec Power Motor Corporation decreased ¥67 million, or 45.0%, from ¥149 million for the three months ended December 31, 2003 to ¥82 million for the three months ended December 31, 2004. This was due primarily to a drop in the unit price of AC motors through intense sales competition.

Net sales and operating profit of Nissin Kohki Co., Ltd. were ¥3,472 million and ¥214 million, respectively, for the three months ended December 31, 2004. Nissin Kohki Co., Ltd. has been consolidated since February 2004.

Within the All Others segment, net sales increased ¥44,921 million, or 159.7%, from ¥28,130 million for the three months ended December 31, 2003 to ¥73,051 million for the three months ended December 31, 2004. Operating profit also increased ¥2,046 million, or 122.5%, from ¥1,670 million for the three months ended December 31, 2003 to ¥3,716 million for the three months ended December 31, 2004. Net sales and operating profits of our newly consolidated subsidiaries other than Nidec Copal Corporation, Nidec Copal Electronics Corporation and Sankyo Seiki Mfg. Co., Ltd. were ¥36,417 million and ¥1,572 million for the three months ended December 31, 2004, respectively, and were included in the All Others segment. Excluding the contribution from these newly consolidated subsidiaries, net sales and operating profit increased ¥8,504 million and ¥474 million, respectively, mainly due to the expansion in production capacity and improvement in profitability in Nidec (Zhejiang) Corporation and an increase in sales of Nidec (H.K.) Co., Ltd.

Liquidity and Capital Resources

During the nine months ended December 31, 2004, our total assets increased ¥38,078 million, or 8.6%, to ¥481,964 million. Trade accounts receivable and inventories increased ¥18,683 million and ¥7,568 million, respectively, due to an increase in sales. Property, plant and equipment increased ¥11,999 million mainly due to construction of the new head office in Nidec Tosok Corporation and additional machinery and equipment to increase production in overseas companies. Goodwill also increased ¥10,307 million due to the additional investments in subsidiaries. On the other hand, cash and cash equivalents decreased ¥12,732 million as mentioned under Cash Flows below.

During the nine months ended December 31, 2004, our total liabilities decreased ¥44,590 million, or 15.7%, to ¥240,119 million. This was mainly due to a decrease in short-term borrowings of ¥60,261 million using cash flows from operations and the issuances of new shares. On the other hand, trade notes and accounts payable increased ¥10,489 million due to an increase in purchases.

During the nine months ended December 31, 2004, our working capital increased ¥66,095 million, or 166.8%, to ¥105,716 million. This increase was mainly due to the decrease in short-term borrowings.

During the nine months ended December 31, 2004, total shareholders’ equity increased ¥81,579 million, or 74.1%, to ¥191,625 million. This increase was mainly due to the issuance of 5,620,000 new shares of ¥59,966 million and an increase in retained earnings of ¥21,757 million offset by dividends paid of ¥2,388 million. As a result, the ratio of stockholders’ equity to total assets increased 15.0% from 24.8% as of March 31, 2004 to 39.8% as of December 31, 2004.

Cash Flows

Net cash provided by operating activities increased ¥5,193 million from ¥21,408 million for the nine months ended December 31, 2003 to ¥26,601 million for the nine months ended December 31, 2004. This was mainly due to an increase in net income of ¥12,701 million. In addition, non-cash items such as depreciation, minority interest income, and equity in net income of affiliated companies increased ¥10,984 million. On the other hand, the total of changes in notes and accounts receivable, notes and accounts payable and inventories affected a negative ¥14,464 million. Excluding the effect of newly consolidated subsidiaries, net cash provided by operating activities decreased ¥5,047 million from ¥21,408 million to ¥16,361 million mainly due to an increase in inventories and notes and accounts receivable.

Net cash used in investing activities increased ¥1,641 million from ¥31,534 million for the nine months ended December 31, 2003 to ¥33,175 million for the nine months ended December 31, 2004 mainly due to additions to property, plant and equipment of ¥13,200 million and investments in consolidated subsidiaries of ¥10,453 million, while investments in and advances to affiliates decreased ¥14,467 million as a result of our investments in Sankyo Seiki Mfg. Co., Ltd. last year. Excluding the effect of newly consolidated subsidiaries, net cash used in investing activities decreased ¥12,112 million from ¥31,534 million to ¥19,422 million mainly due to a decrease in investments in affiliates.

As a result of these factors, net cash flow (the difference between net cash provided by operating activities and net cash used in investing activities) increased ¥3,552 million from a negative ¥10,126 million for the nine months ended December 31, 2003 to a negative ¥6,574 million for the nine months ended December 31, 2004. Excluding the effect of newly consolidated subsidiaries, net cash flow increased ¥7,065 million from a negative ¥10,126 million to a negative ¥3,061 million.

Net cash provided by financing activities decreased ¥16,520 million from ¥11,754 million for the nine months ended December 31, 2003 to a negative ¥4,766 million for the nine months ended December 31, 2004. This decrease was mainly due to an increase in the repayment of short-term borrowings of ¥46,770 million and a decrease in proceeds from issuance of corporate bonds of ¥30,872 million, which were partly offset by an increase in proceeds from the issuances of new shares of ¥60,012 million. Excluding the effect of newly consolidated subsidiaries, net cash provided by financing activities decreased ¥8,555 million from ¥11,754 million to ¥3,199 million mainly due to the repayment of short-term borrowings.

As a result of the foregoing factors and the effect of exchange rate changes, our total outstanding balance of cash and cash equivalents decreased ¥12,732 million from ¥73,392 million as of March 31, 2004 to ¥60,660 million as of December 31, 2004. Excluding the effect of newly consolidated subsidiaries, our total outstanding balance of cash and cash equivalents decreased ¥1,179 million from ¥31,502 million as of March 31, 2004 to ¥30,323 million as of December 31, 2004.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in thousands
	2004
			December 31,
	March 31	December 31	2004

		(Unaudited)	(Unaudited)
Current assets:
Cash and cash equivalents	¥ 73,392	¥ 60,660	$ 582,094
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥623 million in March and ¥424 million ($4,068 thousand) in December:
Notes	17,431	21,803	209,222
Accounts	96,509	115,192	1,105,383
Inventories:
Finished goods	15,850	19,739	189,416
Raw materials	10,267	12,835	123,165
Work in progress	15,016	15,347	147,270
Project in progress	886	851	8,166
Supplies and other	3,226	4,041	38,777
Prepaid expenses and other current assets	13,838	14,109	135,390

Total current assets	246,415	264,577	2,538,883

Marketable securities and other securities investments	19,892	18,257	175,194
Investments in and advances to affiliates	2,259	1,662	15,949
Property, plant and equipment:
Land	30,532	31,555	302,802
Buildings	73,860	78,700	755,206
Machinery and equipment	163,401	175,078	1,680,050
Construction in progress	7,411	6,299	60,445

	275,204	291,632	2,798,503
Less - Accumulated depreciation	(142,792)	(147,221)	(1,412,734)

	132,412	144,411	1,385,769

Goodwill	28,078	38,385	368,343
Other non-current assets	14,830	14,672	140,792

Total assets	¥ 443,886	¥ 481,964	$ 4,624,930

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in thousands
	2004
			December 31,
	March 31	December 31	2004

		(Unaudited)	(Unaudited)
Current liabilities:
Short-term borrowings	¥ 86,636	¥ 26,375	$ 253,095
Current portion of long-term debt	2,653	2,603	24,978
Trade notes and accounts payable	93,418	103,907	997,092
Other current liabilities	24,087	25,976	249,266

Total current liabilities	206,794	158,861	1,524,431

Long-term liabilities:
Long-term debt	45,025	44,994	431,763
Accrued pension and severance costs	29,836	23,819	228,567
Other long-term liabilities	3,054	12,445	119,422

Total long-term liabilities	77,915	81,258	779,752

Minority interest in consolidated subsidiaries	49,131	50,220	481,912
Contingencies (Note 9)
Shareholders’ equity:
Common stock authorized: 240,000,000 shares in 2004; issued and outstanding: 65,017,898 shares in March and 70,668,081 shares in December	28,995	59,188	567,969
Additional paid-in capital	31,822	61,814	593,168
Retained earnings	57,887	79,644	764,264
Accumulated other comprehensive income (loss)	(8,535)	(8,864)	(85,059)
Foreign currency translation adjustments	(11,475)	(11,318)	(108,608)
Unrealized gains on securities	2,972	2,486	23,856
Minimum pension liability adjustment	(32)	(32)	(307)
Treasury stock, at cost:14,360 shares in March and 17,265 shares in December	(123)	(157)	(1,507)

Total shareholders’ equity	110,046	191,625	1,838,835

Total liabilities and shareholders’ equity	¥ 443,886	¥ 481,964	$ 4,624,930

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

		Yen in millions		U.S. dollars in thousands
		For the three-month period ended December 31		For the three-month period ended December 31,
		2003	2004	2004
	Net sales	¥ 64,281	¥ 128,224	$ 1,230,439

	Operating expenses:
	Cost of products sold	50,812	98,434	944,574
	Selling, general and administrative expenses	4,700	8,812	84,560
	Research and development expenses	2,123	6,497	62,345

		57,635	113,743	1,091,479

	Operating income	6,646	14,481	138,960

	Other income (expense):
	Interest and dividend income	52	274	2,629
	Interest expense	(173)	(231)	(2,217)
	Foreign exchange loss, net	(1,135)	(3,623)	(34,766)
	Gain from derivative instruments, net	54	201	1,929
	Gain from marketable securities, net	-	707	6,784
	Other, net	214	373	3,580

		(988)	(2,299)	(22,061)

	Income before provision for income taxes	5,658	12,182	116,899
	Provision for income taxes	(1,792)	(2,515)	(24,134)

	Income before minority interest and equity in earnings of affiliated companies	3,866	9,667	92,765
	Minority interest in income of consolidated subsidiaries	408	1,504	14,433
	Equity in net (income) losses of affiliated companies	416	67	643

	Net income	¥ 3,042	¥ 8,096	$ 77,689

		Yen		U.S. dollars
	Per share data:
Net income	－ basic	¥ 47.29	¥ 114.60	$ 1.10
	－ diluted	¥ 44.80	¥ 109.15	$ 1.05
	Cash dividends	¥ 15.00	¥ 20.00	$ 0.19

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

		Yen in millions		U.S. dollars in thousands
		For the nine-month period ended December 31		For the nine-month period ended December 31,
		2003	2004	2004
	Net sales	¥ 183,321	¥ 364,629	$ 3,498,983

	Operating expenses:
	Cost of products sold	144,094	279,827	2,685,222
	Selling, general and administrative expenses	15,505	27,420	263,123
	Research and development expenses	5,750	18,805	180,453

		165,349	326,052	3,128,798

	Operating income	17,972	38,577	370,185

	Other income (expense):
	Interest and dividend income	176	618	5,930
	Interest expense	(586)	(744)	(7,139)
	Foreign exchange loss, net	(2,812)	(411)	(3,944)
	Gain from derivative instruments, net	-	49	470
	Gain from marketable securities, net	5	1,462	14,029
	Other, net	472	63	605

		(2,745)	1,037	9,951

	Income before provision for income taxes	15,227	39,614	380,136
	Provision for income taxes	(3,639)	(8,358)	(80,203)

	Income before minority interest and equity in earnings of affiliated companies	11,588	31,256	299,933
	Minority interest in income of consolidated subsidiaries	981	7,032	67,479
	Equity in net (income) losses of affiliated companies	(837)	79	758

	Net income	¥ 11,444	¥ 24,145	$ 231,696

		Yen		U.S. dollars
	Per share data:
Net income	－ basic	¥ 179.22	¥ 348.33	$ 3.34
	－ diluted	¥ 172.42	¥ 331.50	$ 3.18
	Cash dividends	¥ 30.00	¥ 35.00	$ 0.34

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME（LOSS）

(Unaudited)

	Yen in millions
	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total

	Shares	Amount
Balance at March 31, 2004	65,017,898	¥ 28,995	¥ 31,822	¥ 57,887	¥ (8,535)	¥ (123)	¥ 110,046
Comprehensive income:
Net income				24,145			24,145
Other comprehensive income (loss):
Foreign currency translation adjustments					157		157
Unrealized gains on securities, net of reclassification adjustment					(486)		(486)
Minimum pension liability adjustment					-		-

Total comprehensive income							23,816

Dividends paid				(2,388)			(2,388)
Conversion of convertible debt	5,583	19	19				38
Issuance of new shares	5,620,000	30,084	30,077				60,161
Issuance cost of new stock			(194)				(194)
Exercise of stock option	24,600	90	90				180
Purchase of treasury stock						(34)	(34)

Balance at December 31, 2004	70,668,081	¥ 59,188	¥ 61,814	¥ 79,644	¥ (8,864)	¥ (157)	¥ 191,625

	U.S. dollars in thousands
	Common Stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total

Balance at March 31, 2004	$278,237	$305,365	$555,483	$(81,902)	$(1,181)	$1,056,002
Comprehensive income:
Net income			231,696			231,696
Other comprehensive income (loss):
Foreign currency translation adjustments				1,507		1,507
Unrealized gains on securities, net of reclassification adjustment				(4,664)		(4,664)
Minimum pension liability adjustment				-		-

Total comprehensive income						228,539

Dividends paid			(22,915)			(22,915)
Conversion of convertible debt	182	182				364
Issuance of new shares	288,686	288,619				577,305
Issuance cost of new stock		(1,862)				(1,862)
Exercise of stock option	864	864				1,728
Purchase of treasury stock					(326)	(326)

Balance at December 31, 2004	$567,969	$593,168	$764,264	$(85,059)	$(1,507)	$1,838,835

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the nine-month period ended December 31		For the nine-month period ended December 31,
	2003	2004	2004
Cash flows from operating activities:
Net income	¥ 11,444	¥ 24,145	$ 231,696
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,842	15,575	149,458
Gain from sales of marketable securities	(7)	(1,462)	(14,029)
Loss on sales and disposal of fixed assets	477	265	2,543
Minority interest in income of consolidated subsidiaries	981	7,032	67,479
Equity in net (income) loss of affiliated companies	(837)	79	758
Gain from derivative instruments, net	-	(49)	(470)
Foreign currency adjustments	2,853	1,607	15,421
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(5,629)	(23,158)	(222,224)
Increase in inventories	(6,117)	(7,387)	(70,886)
Increase in notes and accounts payable	6,175	10,510	100,854
Increase in accrued income taxes	446	551	5,287
Other	1,780	(1,107)	(10,623)

Net cash provided by operating activities	21,408	26,601	255,264

Cash flows from investing activities:
Additions to property, plant and equipment	(12,634)	(25,834)	(247,903)
Proceeds from sales of property, plant and equipment	289	1,844	17,695
Purchases of marketable securities	(2,175)	(1)	(10)
Proceeds from sales of marketable securities	25	2,393	22,963
Investments in and advances to affiliates	(14,467)	-	-
Proceeds from sales of investments in affiliated companies	-	344	3,301
Payments for additional investments in subsidiaries	(629)	(11,082)	(106,343)
Acquisitions of consolidated subsidiaries, net of cash (paid) acquired	(1,549)	23	221
Other	(394)	(862)	(8,272)

Net cash used in investing activities	¥ (31,534)	¥ (33,175)	$ (318,348)

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the nine-month period ended December 31		For the nine-month period ended December 31,
	2003	2004	2004
Cash flows from financing activities:
Decrease in short-term borrowings	¥ (12,591)	¥ (59,361)	$ (569,629)
Proceeds from issuance of long-term debt	-	736	7,063
Repayments of long-term debt	(4,740)	(2,863)	(27,473)
Proceeds from issuance of corporate bonds	30,872	-	-
Proceeds from issuance of new shares	-	60,012	575,876
Dividends paid	(1,910)	(2,388)	(22,915)
Other	123	(902)	(8,656)

Net cash provided by (used in) financing activities	11,754	(4,766)	(45,734)

Effect of exchange rate changes on cash and cash equivalents	(2,024)	(1,392)	(13,358)

Net decrease in cash and cash equivalents	(396)	(12,732)	(122,176)
Cash and cash equivalents at beginning of period	33,039	73,392	704,270

Cash and cash equivalents at end of the third quarter	¥ 32,643	¥ 60,660	$ 582,094

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of preparation:

The accompanying interim condensed consolidated financial statements of NIDEC Corporation (the “Company”, and together with its consolidated subsidiaries, “NIDEC”) have been prepared in accordance with accounting principles generally accepted in the United States. The interim condensed consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair presentation of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the nine months ended December 31, 2004 are not necessarily indicative of results that may be expected for the full year.

U.S. dollar amounts are included solely for the convenience of readers at the rate of ¥104.21= US$1, the approximate current exchange rate at December 31, 2004.

Certain reclassifications in the consolidated statements of income and the consolidated statements of cash flows for the nine-month period ended December 31, 2003 have been made to conform to the presentation used for the nine-month period ended December 31, 2004.

Recent pronouncements

In December 2004, the FASB issued SFAS No.123 (revised 2004) (“SFAS No.123(R)”), Share-Based Payment. SFAS No.123(R) will require NIDEC to measure all employee stock-based compensation awards using a fair value method and record such expense in our consolidated financial statements. In addition, the adoption of SFAS No.123(R) will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. SFAS No.123(R) is effective beginning after June 15, 2005. The adoption of SFAS No.123(R) could have an impact on NIDEC’s financial position, results of operations. See Note 7 for the pro forma impact on net income if stock compensation had been expensed under the current accounting guidance.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

2. Goodwill and other intangible assets

Goodwill represents the excess of purchase price and related costs over the fair value of net assets of acquired businesses. Under SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill acquired in business combinations is not amortized but rather tested annually for impairment. If, between annual tests, an event, which would reduce the fair value below its carrying amount, occurs, we would recognize an impairment at such time.

We have completed the annual impairment test for existing goodwill as required by SFAS No. 142 as of April 1, 2004. We have determined that the fair value of each reporting unit which includes goodwill is in excess of its carrying amount. Accordingly, no impairment loss was recorded for goodwill.

The changes in the carrying amount of goodwill for the nine-month period ended December 31, 2004 are as follows:

	Yen in millions	U.S dollars in thousands

Balance as of April 1, 2004	¥ 28,078	$ 269,437
Acquired during nine month period	10,307	98,906

Balance as of December 31, 2004	¥ 38,385	$ 368,343

During the nine months ended December 31, 2004, we acquired additional ownership interests of 3.15%, 1.00% and 3.73% in Nidec Copal Corporation (“NCPL”), Nidec Tosok Corporation (“NTSC”) and Sankyo Seiki Mfg. Co., Ltd. (“SNKC”), respectively, and our ownership interests increased to 54.2% in NCPL, 58.6% in NTSC and 54.8% in SNKC. The carrying amounts of goodwill acquired during this nine months were ¥2,400 million for NCPL, ¥173 million for NTSC and ¥5,320 million for SNKC, respectively. In addition, we adjusted the goodwill related to SNKC’s termination of it’s pension plan. As a result, we included the adjustment in “Acquired during nine month period”.

3. Earnings per share:

Basic earnings per common share is computed using the weighted average number of common shares outstanding during the period (64,322,012 and 70,645,539 shares for the three-month period ended December 31, 2003 and 2004, respectively and 63,855,298 and 69,315,582 shares for the nine-month period ended December 31, 2003 and 2004, respectively). Diluted earnings per common share is computed using the combination of dilutive common share equivalents and the weighted average number of common shares outstanding during the period (68,205,038 and 74,277,975 shares for the three-month period ended December 31, 2003 and 2004, respectively and 66,622,094 and 72,938,091 shares for the nine-month period ended December 31, 2003 and 2004, respectively).

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

4. Summarized income statement information for affiliated companies:

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions		U.S. dollars in thousands

	For the nine-month period ended December 31		For the nine-month period ended December 31,
	2003	2004	2004

Net revenue	¥ 100,118	¥ 8,197	$ 78,658
Gross profit	¥ 15,358	¥ 916	$ 8,790
Net income	¥ 1,505	¥ 64	$ 614

In January and February 2004, Nidec acquired additional ownership interests in Nidec Copal Corporation, Nidec Copal Electronics Corporation and Sankyo Seiki Mfg. Co., Ltd. all of which became consolidated subsidiaries as a result.

5. Pension and severance plans:

The amounts of net periodic benefit cost in pension and severance plans for the nine months ended December 31, 2003 and 2004 were as follows:

	Yen in millions		U.S. dollars in thousands
	For the nine-month period ended December 31		For the nine-month period ended December 31,
	2003	2004	2004
Service cost	¥ 517	¥ 827	$ 7,935
Interest cost	158	652	6,257
Expected return on plan assets	(62)	(289)	(2,773)
Amortization of unrecognized net actuarial loss	93	21	202
Amortization of net transition obligation	68	-	-
Amortization of unrecognized prior service cost	(47)	(47)	(451)
Cost for defined contribution plans and others	69	268	2,572
Gains from curtailments and settlements	(459)	(260)	(2,495)

Net periodic pension cost	¥ 337	¥ 1,172	$ 11,247

Gains from curtailments and settlements in 2003 were due to the transitions from defined benefit plans to defined contribution plans at Nidec Tosok Corporation, and in 2004 were due to such transitions at Nissin Kohki Co., Ltd. and Sankyo Seiki Mfg. Co., Ltd.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

6. Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate statutory rates in Japan of approximately 42.0% and 41.0% for the nine-month periods ended December 31, 2003 and 2004, respectively. Reconciliation of the differences between the statutory tax rates and the estimated effective income tax rates are as follows:

	For the nine-month period ended December 31
	2003	2004
Statutory tax rate	42.0%	41.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(26.5)	(14.3)
Tax on undistributed earnings	4.2	2.4
Valuation allowance	4.2	(6.9)
Other	-	(1.1)

Estimated effective income tax rate	23.9%	21.1%

The estimated effective income tax rate for the nine-month period ended December 31, 2004 was lower compared to the estimated effective income tax rate for the nine-month period ended December 31, 2003. This was mainly because the valuation allowance corresponding to the estimated taxable income for the year ending March 31, 2005 decreased primarily due to a decrease in the loss carryforwards for tax purposes as a result of the recovery in profitability of Sankyo Seiki Mfg. Co., Ltd. The impact on the rates of tax benefit in foreign subsidiaries decreased due to a drop in the ratio of income from overseas subsidiaries with lower tax rates to total income as a result of the addition of Sankyo Seiki Mfg. Co., Ltd., Nidec Copal Corporation and Nidec Copal Electronics Corporation as consolidated subsidiaries which operate primarily in Japan.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

7. Stock-based compensation

On May 14, 2003, the Company’s shareholders approved a stock option plan. Under the plan, the number of shares to be issued upon exercise of the options is limited to 296,700 shares of the Company’s common stock. Each option entitles the holder to purchase 100 shares of the Company’s common stock. The options are exercisable for the period from July 1, 2004 to June 30, 2007. The exercise price is determined as ¥7,350 ($70.53) per share of common stock. Options were granted with an exercise price equal to the closing price of the Company’s shares traded on the Osaka Securities Exchange on the date of grant.

	Number of options	Exercise price (per shares)
Granted	2,967	¥ 7,350	$ 70.53
Exercised	246	7,350	70.53
Canceled	155	7,350	70.53

December 31, 2004	2,566	7,350	70.53

Contractual life 4 years	2,566	¥ 7,350	$ 70.53
Exercisable options (shares): December 31, 2004	2,566	¥ 7,350	$ 70.53

The Company uses the intrinsic value based method of accounting for stock compensation as prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. No stock-based compensation cost was recognized on the date of grant, as the current market price of the underlying stock was equal to the exercise price.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

The fair value of each option granted was ¥3,499 ($33.58) per share. The fair value as of the date of grant was estimated using a Black-Scholes option-pricing model with the following assumptions:

	For the nine-month period ended December 31, 2004
Risk-free interest rate	0.14%
Expected volatility	64.00%
Expected dividend yield	0.34%
Expected lives	4.13	years

The following table illustrates the effect of the stock options granted on May 14, 2003 on net income and net income per share over their vesting period for the nine-month period ended December 31, 2003 and 2004, if the fair value based method had been applied.

	Yen in millions		U.S. dollars in thousands
(except for per share data)
	For the nine-month period ended December 31		For the nine-month period ended December 31,
	2003	2004	2004
Net income, as reported	¥ 11,444	¥ 24,145	$ 231,696
Deduct:
Stock-based employee compensation cost	(486)	(194)	(1,862)

Pro forma net income	¥ 10,958	¥ 23,951	$ 229,834

Net income per share:
Basic-as reported	¥ 179.22	¥ 348.33	$ 3.34
Basic-pro forma	¥ 171.61	¥ 345.53	$ 3.32

Diluted-as reported	¥ 172.42	¥ 331.50	$ 3.18
Diluted-pro forma	¥ 165.13	¥ 328.84	$ 3.16

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

8. Comprehensive income

NIDEC’s total comprehensive income (loss) for the nine-month period ended December 31, 2003 and 2004 was as follows:

	Yen in millions		U.S. dollars in thousands
	For the nine-month period ended December 31		For the nine-month period ended December 31,
	2003	2004	2004
Net income	¥ 11,444	¥ 24,145	$ 231,696
Other comprehensive income (loss):
Foreign currency translation adjustments	(4,855)	157	1,507
Unrealized gains on securities, net of reclassification adjustment	1,905	(486)	(4,664)
Minimum pension liability adjustment	29	-	-

	(2,921)	(329)	(3,157)

Total comprehensive income	¥ 8,523	¥ 23,816	$ 228,539

9. Contingencies:

Contingent liabilities for guarantees given in the ordinary course of business amounted to approximately ¥700 million ($6,717 thousand) at December 31, 2004. On April 2002, NIDEC Corporation’s consolidated subsidiary, Nidec Tosok Corporation, agreed to a guarantee for Okaya Seiken Corporation, a subcontractor of Nidec Tosok Corporation, totaling ¥296 million ($2,840 thousand) in order for Okaya to obtain funds for manufacturing facilities in Vietnam. Also, NIDEC has guaranteed bank loans of employees for their housing costs. If an employee defaults on his/her loan payments, NIDEC is required to perform under the guarantee. The undiscounted maximum amount of NIDEC’s obligation to make future payments in the event of defaults was approximately ¥404 million ($3,877 thousand) as of December 31, 2004.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

10. Segment data:

(1) Enterprise-wide information

The following table provides product information for the three-month period ended December 31, 2003 and 2004:

	Yen in millions		U.S. dollars in thousands
	For the three-month period ended December 31		For the three-month period ended December 31,
	2003	2004	2004
Net sales:
Small precision motors
Hard disk drives spindle motors	¥ 28,476	¥ 33,520	$ 321,658
Other small precision brushless DC motors	8,739	15,534	149,064
Small precision brush DC motors	998	1,581	15,171
Brushless DC fans	6,113	8,717	83,649

Sub total	44,326	59,352	569,542
Mid-size motors	7,547	8,538	81,931
Machinery	6,825	20,795	199,549
Electronic and Optical components *1	792	34,026	326,514
Others	4,791	5,513	52,903

Consolidated total	¥ 64,281	¥ 128,224	$ 1,230,439

*1 Electronic and optical components net sales are disclosed separately beginning this fiscal year because the materiality of such product group increased as a result of the consolidation of Sankyo Seiki Mfg. Co., Ltd., Nidec Copal Corporation and Nidec Copal Electronics Corporation and segment information for the three-month period ended December 31, 2003 has been restated to conform to the current presentation.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

The following table provides product information for the nine-month period ended December 31, 2003 and 2004:

	Yen in millions		U.S. dollars in thousands
	For the nine-month period ended December 31		For the nine-month period ended December 31,
	2003	2004	2004
Net sales:
Small precision motors
Hard disk drives spindle motors	¥ 78,736	¥ 86,550	$ 830,534
Other small precision brushless DC motors	23,489	44,291	425,017
Small precision brush DC motors	2,764	6,964	66,827
Brushless DC fans	19,962	26,118	250,628

Sub total	124,951	163,923	1,573,006
Mid-size motors	24,211	27,235	261,347
Machinery	19,156	58,071	557,250
Electronic and Optical components *1	2,248	98,990	949,909
Others	12,755	16,410	157,471

Consolidated total	¥ 183,321	¥ 364,629	$ 3,498,983

*1 Electronic and optical components net sales are disclosed separately beginning this fiscal year because the materiality of such product group increased as a result of the consolidation of Sankyo Seiki Mfg. Co., Ltd., Nidec Copal Corporation and Nidec Copal Electronics Corporation and segment information for the nine-month period ended December 31, 2003 has been restated to conform to the current presentation.

(2) Operating segment information

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. NIDEC Corporation, or NCJ, Sankyo Seiki Mfg. Co., Ltd., or SNKC, Nidec Copal Corporation, or NCPL, Nidec Tosok Corporation, or NTSC, Nidec Copal Electronics Corporation, or NCEL, Nidec Shibaura Corporation, or NSBC, Nidec-Shimpo Corporation or NSCJ, Nidec Power Motor Corporation, or NPMC, and Nissin Kohki Co., Ltd. or NSKC apply Japanese GAAP, Nidec Electronics (Thailand) Co., Ltd., or NET, applies Thai accounting principles, Nidec (Dalian) Limited, or NCD, applies Chinese accounting principles, Nidec Taiwan Corporation, or NCT, applies Taiwanese accounting principles, Nidec Singapore Pte. Ltd., or NCS, applies Singaporean accounting principles, and Nidec Philippines Corporation, or NCF, applies Philippine accounting principles.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the fourteen operating segments, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

NSCJ and NSKC were identified as reportable segments in the current period. Segment information for the year ended December 31, 2003 has been restated to conform to the current presentation.

The following tables show revenue from external customers and other financial information by operating segment for the three-month and nine-month period ended December 31, 2003 and 2004, respectively:

Business segment

	Yen in millions		U.S. dollars in thousands
	For the three-month period ended December 31		For the three-month period ended December 31,
Revenue from external customers:	2003	2004	2004
NCJ	¥ 15,603	¥ 13,791	$ 132,339
NET	9,237	10,875	104,357
NCD	39	230	2,207
NCT	3,557	3,189	30,602
NCS	9,187	12,974	124,499
NCF	361	248	2,380
SNKC	-	19,084	183,130
NCPL	-	13,783	132,262
NTSC	4,781	5,790	55,561
NCEL	-	5,604	53,776
NSBC	3,392	3,165	30,371
NSCJ	1,976	2,598	24,930
NPMC	2,155	2,527	24,249
NSKC	-	3,186	30,573
All Others	13,819	31,394	301,256

Total	64,107	128,438	1,232,492
Consolidated adjustments related to elimination of intercompany transactions via third party	(68)	(381)	(3,656)
Others *1	242	167	1,603

Consolidated total	¥ 64,281	¥ 128,224	$ 1,230,439

*1 Others mainly include recognition of sales to affiliates that are consolidated under Japanese GAAP but equity accounted for under U.S. GAAP for the three-month period ended December 31, 2003. On the other hand, the revenues of subsidiaries not included in management reports due to their immateriality are main components of Others for the three-month period ended December 31, 2004.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

Business segment

	Yen in millions		U.S. dollars in thousands
	For the nine-month period ended December 31		For the nine-month period ended December 31,
Revenue from external customers:	2003	2004	2004
NCJ	¥ 46,554	¥ 41,701	$ 400,163
NET	24,011	26,937	258,488
NCD	77	490	4,702
NCT	9,847	8,993	86,297
NCS	26,935	32,458	311,467
NCF	1,182	936	8,982
SNKC	-	52,350	502,351
NCPL	-	42,816	410,863
NTSC	14,728	17,702	169,869
NCEL	-	15,455	148,306
NSBC	11,559	11,263	108,080
NSCJ	6,120	7,396	70,972
NPMC	6,110	7,780	74,657
NSKC	-	9,374	89,953
All Others	35,625	88,780	851,933

Total	182,748	364,431	3,497,083
Consolidated adjustments related to elimination of intercompany transactions via third party	(96)	(455)	(4,366)
Others *1	669	653	6,266

Consolidated total	¥ 183,321	¥ 364,629	$ 3,498,983

*1 Others mainly include recognition of sales to affiliates that are consolidated under Japanese GAAP but equity accounted for under U.S. GAAP for the nine-month period ended December 31, 2003. On the other hand, the revenues of subsidiaries excluded from management reports due to their immateriality are main components of Others for the nine-month period ended December 31, 2004.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three-month period ended December 31		For the three-month period ended December 31,
	2003	2004	2004
Revenue from other operating segments:
NCJ	¥ 15,072	¥ 20,572	$ 197,409
NET	4,755	5,550	53,258
NCD	8,579	10,163	97,524
NCT	304	183	1,756
NCS	719	85	816
NCF	6,332	5,753	55,206
SNKC	-	4,715	45,245
NCPL	-	2,353	22,579
NTSC	182	153	1,468
NCEL	-	545	5,230
NSBC	891	1,910	18,328
NSCJ	478	508	4,875
NPMC	27	90	864
NSKC	-	286	2,744
All Others	14,311	41,657	399,741

Total	51,650	94,523	907,043
Intersegment elimination	(51,650)	(94,523)	(907,043)

Consolidated total	¥0	¥0	$0

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the nine-month period ended December 31		For the nine-month period ended December 31,
	2003	2004	2004
Revenue from other operating segments:
NCJ	¥ 43,736	¥ 52,244	$ 501,334
NET	13,300	14,854	142,539
NCD	24,583	28,910	277,421
NCT	918	740	7,101
NCS	2,300	1,131	10,853
NCF	15,933	14,977	143,719
SNKC	-	14,382	138,010
NCPL	-	7,179	68,890
NTSC	449	532	5,105
NCEL	-	1,737	16,668
NSBC	2,034	5,973	57,317
NSCJ	1,195	1,901	18,242
NPMC	90	264	2,533
NSKC	-	819	7,859
All Others	43,940	120,213	1,153,565

Total	148,478	265,856	2,551,156
Intersegment elimination	(148,478)	(265,856)	(2,551,156)

Consolidated total	¥0	¥0	$0

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three-month period ended December 31		For the three-month period ended December 31,
	2003	2004	2004
Segment profit or loss:
NCJ	¥ 502	¥ 1,411	$ 13,540
NET	2,139	2,416	23,184
NCD	776	803	7,706
NCT	93	17	163
NCS	651	461	4,424
NCF	514	34	326
SNKC	-	2,145	20,583
NCPL	-	701	6,727
NTSC	329	305	2,927
NCEL	-	1,111	10,661
NSBC	44	178	1,708
NSCJ	195	355	3,407
NPMC	149	82	787
NSKC	-	214	2,054
All Others	1,670	3,716	35,658

Total	7,062	13,949	133,855
U.S. GAAP adjustments to accrue pension and severance costs	23	309	2,965
Consolidation adjustments mainly related to elimination of intercompany profits	(24)	8	77
Reclassification *1	(444)	(94)	(902)
Others *2	29	309	2,965

Consolidated total	¥ 6,646	¥ 14,481	$ 138,960

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes loss on disposal of fixed assets for the period ended December 31, 2003 and profit caused by reversal of provision of retirement allowance for the period ended December 31, 2004.

*2 Others mainly includes other U.S. GAAP adjustments such as leases.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the nine-month period ended December 31		For the nine-month period ended December 31,
	2003	2004	2004
Segment profit or loss:
NCJ	¥ 1,148	¥ 2,062	$ 19,787
NET	5,977	6,513	62,499
NCD	2,179	2,403	23,059
NCT	301	132	1,267
NCS	1,644	1,598	15,334
NCF	1,095	(169)	(1,622)
SNKC	-	5,421	52,020
NCPL	-	2,357	22,618
NTSC	974	982	9,423
NCEL	-	2,879	27,627
NSBC	468	809	7,763
NSCJ	547	975	9,356
NPMC	262	380	3,646
NSKC	-	587	5,633
All Others	4,541	11,014	105,691

Total	19,136	37,943	364,101
U.S. GAAP adjustments to accrue pension and severance costs	66	472	4,529
Consolidation adjustments mainly related to elimination of intercompany profits	(349)	(746)	(7,159)
Reclassification *1	(1,289)	573	5,499
Others *2	408	335	3,215

Consolidated total	¥ 17,972	¥ 38,577	$ 370,185

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes loss on disposal of fixed assets for the period ended December 31, 2003 and profit caused by reversal of provision of retirement allowance for the period ended December 31, 2004.

*2 Others mainly includes other U.S. GAAP adjustments such as leases.

11. Subsequent events:

The Company and certain subsidiaries and affiliates have maintained the employees’ pension fund (EPF) pursuant to the Japanese Welfare Pension Insurance Law (JWPIL). The EPF consisted of two tiers, “Substitutional Portion”, in which the EPF, in lieu of the government’s social insurance program, collected contributions, funded them and paid benefits to the employees with respect to the pay-related portion of the old-age pension benefits prescribed by JWPIL, and “Corporate Portion” which was established at the discretion of each employer.

In June 2001, the Corporate Defined Benefit Pension Plan Law was enacted and allows any EPF to terminate its operation relating to “Substitutional Portion” that in the past an EPF had operated and managed in lieu of the government, subject to approval from the Japanese Minister of Health, Labour and Welfare. The Company obtained the approval from the Minister for the exemption from benefit payments related to the future employee services of “Substitutional Portion” on January 26, 2004. On December 1, 2004, the Company also obtained the approval from the Minister for the exemption from benefit payments related to the past employee services of “Substitutional Portion”. However the Company has not completed the transfer of the obligation and plan assets equivalent to “Substitutional Portion” to the government and the impact on our consolidated financial statements is still being determined. In accordance with the consensus on EITF Issue No. 03-2, Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities (“EITF 03-2”), the Company will account for the entire separation process upon completion of transfer of the “Substitutional” pension obligations and related plan assets to the government, as a single settlement transaction.

In addition to that, Nidec Copal Corporation also obtained approval to transfer the obligation for benefits related to future employee service to the Japanese Government on April 15, 2003. Nidec Copal Corporation is currently in a process of transferring the obligation for past service. Under accounting standards generally accepted in the United States, the plans would be accounted for as settled with gain or loss recognition when the payment obligations for the substitutional portion and related pension assets are completely transferred to the government.